November 26, 2018

Kenneth L. Bedingfield
Chief Financial Officer
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

       Re: Northrop Grumman Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed January 29, 2018
           File No. 001-16411

Dear Mr. Bedingfield:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure